October 5, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Garden Stage Limited
Amendment No.1 to Registration Statement on Form F-1
Filed September 5, 2023
File No. 333-273053

Dear Ms. Aldave, Ms. Empie, Mr. Arzonetti, Mr. Klein:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated September 20, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on September 5, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

We may become subject to a variety of PRC laws and other obligations, page 27

1.	We note your response to our prior comment 2 and your revised disclosure. Please also revise your disclosure on page 29 that continues to state that “the Trial Measures have not come into effect as of the date of this prospectus.”

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 29 and deleted the statement that “the Trial Measures have not come into effect as of the date of this prospectus.”

Dilution, page 65

2.	We note your response to our prior comment 5 and related revisions on pages 65 and 66. Please tell us and revise your disclosure to include an explanation for why you add back the deferred IPO costs in the pro forma as adjusted net tangible book value as of March 31, 2023.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 65 to include an explanation for why we add back the deferred IPO costs in the pro forma as adjusted net tangible book value as of March 31, 2023.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036